MALONE BAILEY LLP

CERTIFIED PUBLIC ACCOUNTING FIRM

January 11, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re: Onyx Service & Solutions, Inc.

Dear Sirs/Madams:

We have read the Section “Changes in and Disagreements with Accountants” in Amendment No. 4 to its

Registration Statement on Form S-1 to be filed by Onyx Service & Solutions, Inc. on January 11, 2011 regarding the change of auditors, and have the following comments:

1. We agree with the statements made as they pertain to our firm.

2. We have no basis on which to agree or disagree with any other statements made in this Section.

Yours truly,

/s/ MaloneBailey, LLP

MaloneBailey, LLP

Houston, Texas

10350 Richmond Ave., Suite 800 Houston, TX 77042  713.343.4200

15 Maider Lane, Suite 1003 New York, NY 10038  212.405.7272

www.malorebailey.com

Registered Public Company Accounting Oversight Board  AICPA